March 22, 2005

Mr. John P. Nolan
Accounting Branch Chief
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Dear Mr. Nolan:

We are in receipt of your letter of February 11, 2005 (the “Comment Letter”) concerning your review of the following:

Chester Valley Bancorp Inc.

Form 10-K for the fiscal year ended June 30, 2004

Form 10-Q for Fiscal 2004

File No. 000-18833

Based on a telephone conversation with Ms. Paula Smith, Staff Accountant, we are required to submit a response to the questions raised by you in the Comment Letter by March 23, 2005. For ease of reference, the staff’s comments from the Comment Letter are reproduced below in italics type and the responses thereto follow.

Item 1. Business

Loan Fee and Service Income — page 6

1.               SEC Question:  We note you were servicing $9.9 million of loans for others at June 30, 2004.  We are unable to determine from your current disclosures whether or not servicing assets have been recorded.  Please supplementally explain to us your current and prior accounting for any and all loans serviced for others, giving effect to the implementation dates and related guidance in SFAS No 125 and 140, as appropriate.  For example, in correspondence dated January 21, 2001, you stated that $20.6 million of loans being serviced for others were identified as being originated prior to the implementation of SFAS 125, but we remain unclear about other loan servicing agreements you entered into subsequent to the implementation dates of the above guidance which could require the recognition of a servicing asset.  Please also revise future filing disclosures and/or your accounting, if necessary.

CVAL Response: At June 30, 2004, the Company has not recognized any servicing rights in connection with the $9.9 million of loans served for others.  Approximately $7.4 million of the $9.9 million in loans serviced for others are considered commercial loan participations as defined in SFAS 140 paragraphs 104-106 whereby the Company is the lead lender and does not receive a benefit nor has incurred a liability from servicing the loans. These servicing relationships would not require the recognition of a servicing asset in accordance with SFAS No. 140. Additionally, the remaining $2.5 million in loans were sold to Freddie Mac prior to release of SFAS No. 122, SFAS 125 and SFAS 140.

Non-Performing Loans — page 8

2.              SEC Question:  We note you have opted to present a non-GAAP disclosure for a non-performing loan originated prior to the current bank management.  Please carefully review Release No. 33-8176 and Item 10 of regulation S-K to ensure that you are in compliance and continue to believe your presentation is appropriate.

CVAL Response:  Management believes that it is in compliance with Release No. 33-8176 and Item 10 of regulation S-K as it relates to the non-GAAP disclosure of a non-performing loan.  The table on page 8 reconciles the non-GAAP disclosure to the applicable GAAP disclosure as required by Item 10 of regulation S-K.  Additionally, management continues to believe that the presentation is appropriate.

Allowances for Losses on Loans and Classified Loans — page 9

3.               SEC Question:  In future filings, please fully explain how you determined the allocation of the allowance for loan losses to the respective loan categories.  For example, we note that the majority of your historical charge-offs have been in the commercial business and consumer loan areas, however, you have allocated less than 50% in the aggregate to these two categories.

CVAL Response:  As per your request, future filings will fully explain the manner in which the allocation of the allowance for loan losses to the respective loan categories is determined.

Average Balance Sheets — page 18

4.              SEC Question:  Please review Item 1.A of Guide III to ensure you have presented the appropriate level of category detail in your average balance sheets and rate/volume tables in future filings.  For example, you have commingled all deposits and repurchase agreement categories, although it is more appropriate to separately present savings, other time deposits, repurchase agreements, etc.

CVAL Response:  The Company will expand the level of detail for the average balance sheets and rate/volume tables in future filings.

Item 7A Quantitative and Qualitative Disclosure about Market Risk

Market Risk — page 48-49

5.              SEC Question:  In the narrative on Economic Value of Equity (EVE) and the accompanying table outlining the impact of interest rate sensitivity on EVE please discuss the important economic factors driving the changes for each interest rate shock scenario.  For example, loan prepayments and refinancing will decrease the value of the loan portfolio as interest rates rise.  Please refer to Regulation S-K Item 305(a)(1)(ii)(A&B)

CVAL Response:  The disclosures included in Item 7A as well as Item 7 — Asset/Liability Management which is cross referenced in this section, address a number of risks and factors which impact the Economic Value of Equity including among other things, market interest rates, volume and mix of assets and liabilities, customer preferences, use of derivative instruments, and yield curve relationships.  In future filings, we will include the impact of such factors on earnings and market risk sensitive instruments over a selected period of time.

Item 8 Financial Statements and Supplementary Data

Financial Statements and Footnotes

General

6.               SEC Question:  In future filings please add an accounting policy and related footnote to the financial statements specifically addressing the treatment of Goodwill and Intangible Assets.  See paragraph 18-29 of SFAS No. 142.

CVAL Response:  The Company’s Accounting policy related to treatment of Goodwill and Other Intangibles is included on page 62 of Form 10-K.  A footnote to the financial statements will be added in future filings.

Investment Securities — Note 3 — page 65

7)              SEC Question:  We note your discussion regarding the three non-rated Pennsylvania Municipal Authority Bonds that have been classified as substandard.  Please supplementally provide the following information:

•                  Provide a timeline detailing the facts and circumstances by individual bond which will allow us to more fully understand how you determined your current accounting, including the amount and date of purchase;

•                  Clarify whether or not the zero coupon bonds are on non-accrual and the reasons supporting your determination;

•                  Discuss how you determined the level of any impairments or write-downs, including how you determine periodic market value and tell us when and how much you wrote-down by each respective date;

•                  Discuss the original treatment of the zero-coupon bonds’ discount amortization to income and what the effect of the write-down had on the income for that period and the amortization schedule going forward;

•                  Discuss how you complied with the guidance in paragraph 16 of SFAS No 115 and SAB No. 59 by individual bond regarding the possibility of an other than temporary impairment for all interim and year-end periods since you have considered them substandard or on non-accrual.

CVAL Response:  The three classified bonds were purchased by prior management and do not meet the guidelines and policies implemented by current management and approved by the Board.  The supplemental information requested for each bond is as follows.

•                  Dauphin County General Authority — Subordinated Office and Parking Revenue Bonds, Series C of 1998, Riverfront Office Center Project

(1)          Zero coupon, purchased 6/29/00, due 1/1/27, $1,820,000 par value at maturity

(2)          Zero coupon, purchased 6/29/00, due 7/1/27, $1,820,000 par value at maturity

(3)          Zero coupon, purchased 3/20/99, due 1/1/28, $20,000,000 par value at maturity

The purpose of the bond issue was to acquire office and parking facilities.  This issue is non-rated, but is considered to be of sub-investment quality due to long-term risk.  This risk is primarily the result of a mismatch in the repayment structure of the bonds and the lease terms with the PA Department of Transportation for the related office and parking facilities.  The entity has no taxing power and repayment of the bonds depends on the lease revenues.  The lease terms are for an initial term of ten years, with renewal options for two five-year periods; consequently the leases will expire in 2018 or earlier, before the maturity of the bonds.  The bonds were classified as substandard on December 31, 2001.

In June 2002, the Company recorded an other than temporary impairment charge of $455,000 to earnings in accordance with SFAS 115 paragraph 16 and SAB 59 based on an internal cash flow analysis which shows that if the property was leased until the maturity of the bonds, the bonds could not be entirely retired without the ultimate sale of the building.

On an annual basis, the Company performs a discounted cash flow analysis of the project based upon the annual financial statements of the Office Building, the CPI index, an estimated escalation of expenses, the original appraisal and current knowledge of the commercial real estate market to determine at which rate to accrue interest on the bonds.  Changes in the accrual rate are treated as a change in accounting estimate and therefore accounted for on a prospective basis.  Currently, the accretion rate of 5.60% is used, which is less than the bonds stated rate of 7.00%.  Note that there is not an active market for the purchase and/or sale of the bonds and the Bank owns approximately 62% of this bond issue.

The Company continues to monitor the bonds, which are not in default, and performs an updated analysis when financial information is available on the project in order to comply with SFAS 115 paragraph 16 and SAB No. 59.

•                  New Morgan Municipal Authority — Subordinated Office Building Revenue Bonds, Series C of 1999, DEP South-Central Regional Headquarters

(1)          Zero coupon, purchased 6/21/99, due 6/1/30, $700,000 par value at maturity

(2)          Zero coupon, purchased 6/21/99, due 6/1/31, $700,000 par value at maturity

(3)          Zero coupon, purchased 6/29/00, due 6/1/32, $700,000 par value at maturity

(4)          Zero Coupon, purchased 6/29/00, due 6/1/33, $700,000 par value at maturity

(5)          Zero Coupon, purchased 6/29/00, due 6/1/34, $600,000 par value at maturity

Similar to the Dauphin County General Authority issues discussed previously, each of the New Morgan Municipal Authority issues are zero coupon, Series C and non-rated.  The Company’s portion is the C piece of the issue, behind Series A and subordinate Series B pieces.  These issues are also considered to be of sub-investment quality due to the significant long-term risk, primarily as a result of a mismatch in the repayment structure of the bonds and the related office lease term.  The premises are fully leased by the Commonwealth of PA’s Department of Environmental Protection under a lease with an initial expiration in 2007.  A renewal clause permits one five-year extension through 2012.  At this time, rental payments are more than sufficient to meet the debt obligations for Series A and B debt, in addition to fully covering operating expenses.  Excess monies are being transferred to reserve funds.  If lease payments continue until the longest term of the debt, it appears that cash flows will be sufficient to fully service debt.  However, if the lease term does not extend at least as long as the furthest debt, analysis relies upon the sale of the building to meet the obligation.  The bonds were classified as substandard on December 31, 2001.

The accretion rate on the bonds is approximately 7.00% and has never been adjusted since the time of purchase.  The bonds are not in default and have reserve balances, however, the Company continues to monitor for the possibility of an other than temporary impairment.

•                  Housing Authority of Chester County — Housing Revenue Bonds, Series of 1998

1.               5.6% coupon, purchased 06/23/98, due 6/15/08, $  20,555 par value

2.               5.6% coupon, purchased 11/17/98, due 6/15/08, $  20,555 par value

3.               5.6% coupon, purchased 06/25/99, due 6/15/08, $328,890 par value

4.               6.0% coupon, purchased 06/23/98, due 6/15/19, $206,095 par value

5.               6.0% coupon, purchased 07/20/98, due 6/15/19, $863,905 par value

The purpose of the bonds was to fund the construction of 40 scattered single-family homes to be leased to low-income individuals, with the lease revenues and sale of the homes to be the sources of bond repayment.  Significant project cost overruns were incurred due to mismanagement at the Authority.  The problems incurred included delays in site acquisition, a decision not to use modular construction as was initially planned, budgeting problems, failure to apply for tax relief, inexperienced management and contractors, diversion of bond funds to other projects, inappropriate tenet selections and poor collection of rents.  At December 31, 2001, $3,600,000 of the $4,000,000 in bond proceeds had been used to construct 21 homes.  HUD assigned the management of the Authority to their workout group (“TARC”).  TARC began restructuring of all of the projects and indicated a willingness to fund the construction of the remaining 19 homes.

This bond is non-rated, but is considered to be of sub-investment quality due to insufficient cash flow to meet debt service requirements.  A material event notice was filed as of June 20, 2001, when the Housing Authority, in order to make the June 15, 2001 interest and principal payment, applied $159,000 from the project’s rental reserve fund to the payment amount, due to a shortfall in lease payments.  The revenue fund and rental reserve fund accounts were also used to satisfy the December 15, 2001 debt service payment, however, indications of HUD’s support and the assumption that diverted funds would be replaced as all of the loans were being renegotiated with lenders, factored into our assessment that a write-down was not warranted at this time.   The bonds were classified as substandard on December 31, 2001.

In June 2002, HUD, while still maintaining a verbal commitment, had not committed additional funds in writing and the return of funds from other projects had not yet materialized.  It was, therefore determined that there was an other than temporary impairment of the investment.  The amount of the write-down of $500,000 was determined based upon an estimated liquidation value of the underlying properties supporting the bond issue.  In addition, the bonds were placed on non-accrual at that time and interest payments received after June 30, 2002 was applied to principal balance.  Despite the default, the bond has continually made its required debt service payments through rentals and/or sales of properties supporting the bond issue.  Through the above noted write-down as well as principal and interest payments received by the Bank, the investment has been reduced to $720 thousand versus the par value of $1,440,000 noted above.

Since that time, HUD has supplied additional funds to build the 19 housing units, properties have sold at or above their assessed values, remaining rental units are paying as agreed, 19 lots have been donated by the City of Coatesville to build the new units and Chester County has injected funds to support site work.  The bond issue is continually evaluated for further impairments; however, the above noted developments have resulted in early retirement of some of the bonds, sufficient cash flow to support the remaining debt, and the remaining homes are under construction and should be sold within the next 18 to 24 months to sufficiently payoff the entire indenture.  In December 2004 the bonds were placed back on current accrual.

Pension Plan Note 15 — page 78

8)            SEC Question:  It was noted in the paragraph discussing the pension plan, that information relative to the financial status of the Registrant’s portion of the plan was unavailable.  The risks associated with this type of arrangement is not inherently clear.  Please include a description of the multi-employer investment trust and its investment strategies, a discussion of the risks inherent in the trust agreement with respect to current and future pension distributions, and any guarantees provided by the trust.

9)            SEC Question:  Supplementally, please provide your analysis for determining the annual pension costs and the funded status of the plan.

CVAL Response to Questions 8 & 9:  The Company participates in the Pentegra Defined Benefit Plan for Financial Institutions Trust, which is a multiemployer pension plan as defined in Financial Accounting Standards Board (FASB) Statement No. 87 and therefore the annual pension expense is the annual required contribution determined based upon an actuarial valuation, which factors in the age and length of service of each participant, that is performed on each July 1st.  Once the contribution amount has been determined, the Company can elect to make the contribution in four installments or pay the entire amount.

The investment strategy is to generally invest in high quality bonds with maturities matched against estimated future cash outflows to retirees and/or their beneficiaries. The trust is insured through the Pension Benefit Guarantee Corporation to which the Bank pays its share of the annual premium.

*****

Our organization would like to thank the staff of the Commission for their complete and thorough review of our June 30, 2004 Form 10-K. If you require additional clarification of any of our responses or if the Commission has additional questions or comments, please contact me at 1-610-269-9700 x 3085 or by fax at 1-610-269-0455.

Sincerely,

Joseph T. Crowley

Chief Financial Officer